

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

Via E-mail
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed March 19, 2012**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Formation Transactions, page 5

1.   We have reviewed your response to comment 4 and we note that written agreements entered into to effect a certain accounting treatment have not been accepted as evidence of common control. Additionally, a voting agreement limited only to a certain transaction, or contingent on any other events is not acceptable evidence of common control. Please revise your pro forma financial statements to account for the purchases of the entities 50% owned and managed by Jon Wheeler through his interest in Plume Street Financial as business combinations accounted for at fair value, and revise your combined financial statements to exclude these entities, and present separate historical financial statements. For reference see Issue Summary No. 1 of EITF 02-05.

Distribution Policy, page 40

2.   We note that in your calculation of estimated cash provided by operating activities for the twelve months ended December 31, 2012, you have included an adjustment for the Net increase in CAM, taxes and insurance recoveries. Given that recovery income is typically offset by recovery expense, please tell us why you believe this adjustment is appropriate.

3.   We have reviewed your response to comment 8, and your revised footnote (7). With the exception of the marketing and advertising costs discussed in note (e) and the utility expenses discussed in note (f), and possibly the audit and accounting fees discussed in note (c) if those amounts are contractually supportable, it does not appear that you have a reasonable basis for the expense adjustments you are making. Please remove the remaining assumed expense reductions from your calculation.

4.   We have reviewed your response to comment 9, and your revised footnote (8). Please revise your calculation in your next amendment to include either your three-year historical average capital and tenant improvements, as shown on your statements of cash flows, or the amount you anticipate spending over the 12 month period, whichever is greater.

Appendix A

Table I

Experience Raising and Investing Funds, page A-2

5.   We note your response to comment 16 in our letter dated February 24, 2012. We continue to believe that the "percent available for investment" line item should reflect the percentage of proceeds raised that are available for investment after expenses and reserves. Since none of the prior programs incurred offering expenses or maintained reserves, please revise the next line item in each column to reflect that 100% of the offering proceeds raised was available for investment.

Table III

Operating Results of Prior Programs, page A-4

6.   We note your response to comment 18 of our letter dated February 24, 2012 in which you appear to have revised to present the information in Table III on a per $1,000 invested basis in its entirety. Please revise Table III to present only the federal income tax and distribution data per $1000 invested. Please make similar changes to Table IV.

Table IV, page A-17

7.   We note you have not revised your disclosure to present Table IV on an aggregate basis

rather than a per year basis. We therefore reissue our prior comment 20. Please also revise to provide complete information, including the dollar amount raised, the number of properties purchased, the date of closing of the offering and the date of first and final sales of property. Please refer to Table IV in Industry Guide 5.

Table V, page A-23

8.   We note your response to comment 21 of our letter dated February 24, 2012. Please revise Table V so that it is in the format prescribed in Industry Guide 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        Via E-mail